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                                                                  EXHIBIT (99.1)


                                   CAMTEK LTD.
                                   -----------

             ANNOUNCEMENT OF PUBLICATION OF A REGISTRATION STATEMENT
               PURSUANT TO CHAPTER E-3 TO THE SECURITIES LAW, 1969

November 27, 2001 - The Company hereby announces that it has submitted to the Securities Authority, the Tel-Aviv Stock Exchange and the Companies Registrar, a registration statement for the registration for trade on the Tel-Aviv Stock Exchange of 22,130,798 ordinary shares, NIS 0.01 par value each of the Company, and an additional 2,138,332 ordinary shares, NIS 0.01 par value each of the Company, which will result from exercise of options by employees of the Company and of Company's subsidiaries.

The foregoing securities are currently registered for trade on the National Association of Securities Dealers Automated Quotation - National Market (Nasdaq-NM).

Copies of the registration statement can be obtained from stock brokers and at the Company's registered office at Industrial Zone - Migdal Ha'Emek, 10556, P.O. Box 631, Tel: 04-6440521, on regular Company business days, between 09:00 and 18:00, from Mr. Moshe Amit, CFO, after advance coordination.

CAMTEK LTD.



* Translated from Hebrew.



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